                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                             -------------------
                                  FORM 12B-25                   SEC FILE NUMBER
                                                                   000-21465
                                                              ------------------

                                                              ------------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER

                                                              ------------------

(Check One): [ ] Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended:  SEPTEMBER 30, 2002
[ ]    Transition Report on Form 10-K
[ ]    Transition Report on Form 20-F
[ ]    Transition Report on Form 11-K
[ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form N-SAR
[ ]    For the Transition Period Ended:

--------------------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

                                TALX CORPORATION
                            (Full Name of Registrant)

                                1850 BORMAN COURT
                     (Address of Principal Executive Office)

                            ST. LOUIS, MISSOURI 63146
                           (City, State and Zip Code)

PART II  -- RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In response to inquires made by the Securities and Exchange Commission during an investigation and recent guidance by the SEC, the Registrant commenced a review of its accounting treatment of certain items, as described in the press release dated November 14, 2002 attached hereto. As a result of this review, the Registrant has decided to restate certain of its previously issued financial statements. Additionally, the Registrant's audit committee, comprised of independent directors, has also commenced an independent review into the accounting treatment of these items. The Registrant is delaying the filing of its quarterly report on Form 10-Q to accommodate such financial restatements and audit committee review. It is anticipated that the Registrant's Form 10-Q for the period ending September 30, 2002 will be filed upon completion of the audit committee's review and completion of the independent auditor's quarterly review. The Company expects these reviews will be completed in an expeditious manner but does not expect that the reviews will be completed within five calendar days.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




         CRAIG N. COHEN                               314-214-7000
              (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                Yes [X] No [ ]

                                                See attached release

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                TALX CORPORATION.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



   Date:  NOVEMBER 14, 2002         By:  /s/ Craig N. Cohen
                                        ----------------------------------------
                                        Craig N. Cohen
                                        Vice President - Application Services
                                        and Software,  Chief Financial Officer
                                        and Secretary



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                                                                      ATTACHMENT



NEWS RELEASE                                                         [TALX LOGO]





                                              Contact:    Craig N. Cohen
                                                          Phone:  314-214-7000
                                                          E-mail:  cnc@talx.com


                    TALX DELAYS FILING OF 10-Q TO ACCOMMODATE
               ACCOUNTING RESTATEMENTS AND AUDIT COMMITTEE REVIEW


         ST. LOUIS, Mo. (November 14, 2002) - TALX Corporation (NASDAQ: TALX) announced today that it will file a Form 12B-25 with the Securities and Exchange Commission delaying the filing of its quarterly report on Form 10-Q for the fiscal second quarter ended September 30 to accommodate certain financial restatements and to allow its audit committee to review related matters.

         One of the restatements relates to recent guidance from the SEC staff concerning accounting for service transactions in many industries, which in TALX's case will affect certain items in the Human Resources and Benefits Application Services and Work Number Services revenue lines. The other restatement, which TALX previously said it had under consideration, relates to the accounting treatment of a patent technology license in 2001 and certain bonus payments for executive officers that were expensed in the quarter ended June 30, 2001.

         In a related development, the company has been notified by the SEC staff that it intends to recommend to the full commission an enforcement action with respect to the patent technology and bonus payment transactions against the company, William W. Canfield, President and Chief Executive Officer, and Craig
N. Cohen, Vice President and Chief Financial Officer. The company believes that the staff's proposed enforcement action is unnecessary and unwarranted and will vigorously oppose their current recommendation.

         TALX said its Form 10-Q will be filed upon (1) completion of a review into the accounting matters described below by a special committee of the audit committee, comprised of independent directors, with the assistance of outside counsel and (2) the completion of its independent auditors' quarterly review. These are expected to be completed in an expeditious manner.

         The company has considered recent guidance from the SEC staff concerning the accounting for service transactions across many industries, and will restate certain revenue in the Human Resources and Benefits Application Services and Work Number Services revenue lines. This guidance requires, for certain TALX contracts, revenues to be recognized on a straight-line basis over the contract period. Previously, the company had consistently recorded revenues as services were provided. The company has not yet determined the effect of this restatement, but it is expected to reduce revenues and earnings in the fiscal year ended March 31, 2001 and increase revenues and earnings in the fiscal year ended March 31, 2002 and the six months ended September 30, 2002. The company will disclose the effect of this restatement when the amounts are determined.

         As previously announced, the impact of the restatement related to the patent technology license agreement and certain executive bonus payments was to reduce earnings for the quarter and year ended March 31, 2001, by approximately $1.1 million, and to increase earnings over the following 10-year period by the same dollar amount.

         The SEC's review of the license agreement accounting focused on $1.6 million paid in connection with the patent technology license entered into with Ronald A. Katz Technology Licensing, L.P. and A2D, L.P. in March 2001, which had been recorded as an intangible asset and was being amortized over a 10-year period. The Company has decided to expense the entire amount in the March 2001 quarter. Certain bonus payments to the executive officers, recommended by the compensation committee and approved by the board of directors on May 15, 2001, totaling approximately $158,000, had been reflected as an expense related to the quarter ended June 30, 2001 and the company has now expensed these bonus payments in the March 31, 2001 quarter. The Company is not aware of any other accounting matters that the Securities and Exchange Commission is reviewing.

         Additionally, the company identified a miscalculation in computing the weighted average shares outstanding used for the computation of diluted earnings per share. The weighted average shares used in computing the diluted earnings per share are as follows:


                                                        As Restated
                                                        -----------
                           1st Qtr          2nd Qtr           3rd Qtr           4th Qtr          Year
                           -------          -------           -------           -------          ----
         Fiscal 2003      14,399,979       14,237,195                                          14,318,587
         Fiscal 2002      11,409,587       12,592,057          14,468,025     14,499,913       13,481,683
         Fiscal 2001      10,866,364       10,930,813          11,175,945     10,336,701       11,068,583
                                                 As Previously Disclosed
                                                 -----------------------
                           1st Qtr          2nd Qtr           3rd Qtr           4th Qtr          Year
                           -------          -------           -------           -------          ----
         Fiscal 2003      14,166,757       14,057,164                                          14,111,961
         Fiscal 2002      10,918,572       12,592,057          14,049,056     14,097,402       13,021,313
         Fiscal 2001      10,446,309       10,448,098          10,555,882     10,658,398       10,527,172


         TALX Corporation is a leading Business Process Outsourcer (BPO) for payroll data-centric services. TALX holds a leadership position in two key employment-related services - automated employment and income verification services via The Work Number(R) and unemployment cost management services via UC eXpress(SM). TALX is also a leading provider of automated benefits enrollment services and a provider of automated time entry services. Based in St. Louis, Missouri, TALX Corporation's common stock trades on the NASDAQ Stock Market(R) under the symbol TALX. For more information about TALX Corporation call 314-214-7000 or access the company's Web site at www.talx.com.


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